UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 001-33784

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SandRidge Energy, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, OK 73102

INDEX TO FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

SandRidge Energy, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SandRidge Energy, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the Index page are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 22, 2012

SANDRIDGE ENERGY, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
Assets
Investments, at fair value	$60,744,404	$47,443,080
Receivables
Employer contributions	726,005	643,805
Employee contributions	740,622	665,171
Notes receivable from participants	2,207,341	1,319,554

Total assets	64,418,372	50,071,610

Liabilities
Accrued expenses	96,620	13,761

Total liabilities	96,620	13,761

Net assets, at fair value	64,321,752	50,057,849

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(100,957)	(130,054)

Net assets available for benefits	$64,220,795	$49,927,795

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

Additions
Net appreciation in fair value of investments	$1,736,256
Dividends from investments	242,458
Interest on notes receivable from participants	54,677
Contributions
Employer	7,512,841
Participant	10,390,046
Rollovers	415,046

Total additions	20,351,324

Deductions
Payment of benefits	5,816,102
Administrative expenses	242,222

Total deductions	6,058,324

Net increase	14,293,000

Net assets available for benefits, beginning of year	49,927,795

Net assets available for benefits, end of year	$64,220,795

The accompanying notes are an integral part of these financial statements.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants in the Plan should refer to the Plan Agreement.

General

The Plan is a defined contribution plan covering all eligible employees of SandRidge Energy, Inc. and its subsidiaries (collectively, the “Company” or “Employer”). Employees must be at least 21 years of age and complete two consecutive months of service with the Company in order to be eligible to participate in the Plan. Eligible employees may begin participating on the first day of the first plan quarter after satisfying the Plan’s eligibility requirements. Employees that qualify as eligible rehired participants may begin participating in the Plan immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Contributions

The Plan allows eligible employees to contribute a percentage of their pretax compensation to the Plan. The Code and the Plan Agreement limit discretionary employee contributions to an annual amount, which is adjusted for inflation under the Code. Employee contributions are made under a payroll deduction program.

The Plan allows participants to direct contributions into one or more of the available investment options, including a self-directed brokerage account.

For each plan year, the Company determines the matching contribution to be made to the Plan by the Company on the first day of the plan year. For the plan year ended December 31, 2011, the Company made matching contributions to the Plan equal to a dollar for each dollar contributed by the participant up to 15% of the participant’s eligible compensation for each payroll period.

Company matching contributions are invested entirely in shares of the Company’s common stock. Participants may transfer amounts allocated to their accounts from the Company’s matching contribution to other investment options available under the Plan upon completion of three years of vested service. See “Vesting” below. Company contributions are deposited with the Plan at least annually. During 2011, the Company’s contributions to the Plan were made at the same time as bi-weekly employee contributions and invested directly in the Company’s common stock.

In addition to Company matching contributions, the Plan permits the Company to make profit sharing contributions at its discretion. Any profit sharing contribution made by the Company shall be allocated to eligible employee accounts in proportion to the employee’s compensation as a percentage of total compensation of all eligible employees and will vest based on years of service pursuant to the Plan Agreement. The Company made no profit sharing contributions during 2011.

Payment of Benefits

The Plan provides for payments of benefits to participants or their beneficiaries (i) upon a participant reaching the age of 60 years old, (ii) in the event of a participant’s death, (iii) in the event a participant becomes permanently disabled or (iv) in the event a participant age 59  1/2 or older elects to receive in-service distributions.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately 100% vested in the discretionary employee contribution portion of their accounts plus earnings thereon. The Company’s matching contributions plus earnings thereon vest based on years of service pursuant to the Plan Agreement. Effective March 1, 2007, the Plan was amended to provide that vesting service would be calculated using the elapsed time method.

Upon termination of service due to a participant’s death, disability or retirement, the participant has a nonforfeitable right to 100% of his or her account balance. Upon termination of service for any other reason, a participant’s nonforfeitable interest in the portion of his or her account balance attributable to Company contributions shall be determined in accordance with the following vesting schedules:

For participants hired before August 1, 2006:

Full Years of Credit Service	Vesting Percentage
One year but less than two	33.33%
Two years but less than three	66.66%
Three years or more	100.00%

For participants hired on or after August 1, 2006:

Full Years of Credit Service	Vesting Percentage
One year but less than two	25.00%
Two years but less than three	50.00%
Three years but less than four	75.00%
Four years or more	100.00%

Forfeitures

Unvested Company matching contributions are forfeited and remain in the Plan following the termination of employment for reasons other than death, disability or retirement by participants with less than a 100% vested interest in the Company matching contribution portion of their accounts. At December 31, 2011 and 2010, unvested forfeitures of $25,865 and $1,276,549, respectively, were included in Plan assets. Unvested forfeited amounts may be used to pay Plan expenses that otherwise would be payable by Plan assets or the Company first and then reduce Company contributions in accordance with the Plan Agreement. During 2011, forfeitures of $88,954 and $2,774,844 were used to pay administrative expenses incurred by the Plan and to reduce Company matching contributions, respectively.

Termination of the Plan

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants’ accounts will become 100% vested and the Plan’s assets will be distributed in accordance with the terms of the Plan Agreement.

Participant Accounts

Each participant’s account is credited with the participant’s discretionary contributions and earnings thereon and an allocation of the Company’s contributions and earnings thereon. Each participant in the Plan is entitled to the portion of the participant’s account in which the participant is fully vested. The valuation date for the benefit a participant is entitled to receive is the day on which a participant’s distribution is processed.

Notes Receivable from Participants

Participants may obtain loans from the Plan. The minimum amount a participant may borrow from the Plan is $1,000, and the maximum amount a participant may borrow from the Plan is the lesser of $50,000 or 50% of the participant’s vested account balance. All notes related to such loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate at the time of the loan. Repayments of the notes are made in equal monthly payments over a period not extending beyond five years from the date of the loan.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Administration

The Plan is administered by designated Company personnel. Reliance Trust Company (the “Trustee”) is designated as the Plan’s trustee and has delegated responsibility for the custody and management of the Plan’s assets to Fidelity Investments (the “Custodian”) and The Newport Group (“Newport”), respectively. The Company has engaged an investment consultant to assist in selecting appropriate and prudent investment options and monitoring and evaluating performance results of the investment options to assure that the investment objectives applicable to the investment options are being met. The Company provides administrative and managerial services to the Plan at no charge. Investment expenses charged to the Plan are paid out of the Plan assets or by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Plan reports investment contracts at fair value in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 325, Investments – Other. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of fully benefit-responsive investment contracts and an adjustment from fair value to contract value of such investment contracts in order to determine net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value, as defined by ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The change in market value of investments is reflected in the statement of changes in net assets available for benefits as appreciation or depreciation in fair value of investments. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Benefit payments to Plan participants are recorded when paid.

Risks and Uncertainties

The Plan provides for investment in the Company’s common stock, various mutual funds and other investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires additional disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASC Topic 820. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosure requirements regarding activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The additional requirements under ASU 2010-06 regarding activity in Level 3 fair value measurements were implemented in 2011 with no impact on the Plan’s financial condition. See Note 4 for fair value measurement disclosures.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which clarifies the FASB’s intent about the application of existing fair value measurements and requires additional disclosure information regarding valuation processes and inputs used. The new disclosure requirements are effective for interim and annual reporting periods beginning after December 15, 2011. As the additional requirements under ASU 2011-04, which will be implemented in 2012, pertain to fair value measurement disclosures, no effect on the Plan’s financial condition is expected.

3. Investments

The following tables present the fair value of Plan investments representing 5% or more of the net assets available for benefits at December 31, 2011 and 2010:

	December 31,
	2011	2010
Vanguard Group, Inc. — Vanguard Target Retirement 2020 Fund	$3,499,278	$2,952,483
Vanguard Group, Inc. — Vanguard Target Retirement 2030 Fund	3,685,884	3,623,046
Vanguard Group, Inc. — Vanguard Target Retirement 2040 Fund	3,749,684	3,245,203
SandRidge Energy, Inc. common stock*	27,909,697	19,795,315

*	Includes participant and nonparticipant-directed investments

The net change in value of Plan investments (including investments bought and sold as well as those held during the year) during 2011 is as follows:

Mutual funds	$(1,306,685)
Common collective fund	—
Common stock	3,042,941

Net appreciation of investments	$1,736,256

In addition, the Plan reported dividend income from investments of $242,458 for 2011. Accrued interest and dividends receivable were not significant for 2011 or 2010.

Specific investment funds may be added or deleted as investment options under the Plan from time to time. The Plan currently has 35 investment options, including the Company’s common stock and a self-directed brokerage account in which participants have the option to invest their contributions in stocks and bonds.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements

ASC Topic 820 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. ASC Topic 820 requires fair value measurements to be classified and disclosed in one of the following categories:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measurement based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

Assets and liabilities that are measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values, stated below, takes into account the market for the Plan’s assets, the associated credit risk and other factors as required under ASC Topic 820. The Plan considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Following is a description of the valuation methods used for investments measured at fair value. There have been no changes in the methods used at December 31, 2011 and 2010.

Level 1 Fair Value Measurements

Mutual funds. The fair values of mutual funds that invest principally in actively traded marketable securities were derived from quoted market prices as substantially all of these instruments have active markets.

Common stock. Fair value of Company common stock is based on the market price for a share of such common stock as quoted on the New York Stock Exchange on December 31st (or the preceding business day) of the applicable year.

Self-directed brokerage accounts. Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts were derived from quoted market prices.

Level 3 Fair Value Measurements

Guaranteed investment fund. The fair value of the guaranteed investment fund is the sum of the fair value of the United States treasury securities and the guaranteed investment contracts (the “GICs”) held by the guaranteed investment fund. The fair value of the United States treasury securities is based on quoted market prices of those securities that are actively traded and the estimated fair value of the GICs is based on the credit rating of the counterparty, current interest rates and term of the contracts. The guaranteed investment fund may invest in United States treasury securities and GICs of various entities. See Note 5 for further discussion of the guaranteed investment fund.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income	$1,432,745	$—	$—	$1,432,745
Target	18,691,557	—	—	18,691,557
Small and mid cap	2,614,289	—	—	2,614,289
Large cap	2,835,986	—	—	2,835,986
International	1,666,921	—	—	1,666,921
Other	1,779,441	—	—	1,779,441

Total mutual funds	29,020,939	—	—	29,020,939
Guaranteed investment fund	—	—	3,070,289	3,070,289
SandRidge common stock	27,909,697	—	—	27,909,697
Self-directed brokerage accounts	743,479	—	—	743,479

Total investments at fair value	$57,674,115	$—	$3,070,289	$60,744,404

	Investments at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income	$1,022,369	$—	$—	$1,022,369
Target	15,843,701	—	—	15,843,701
Small and mid cap	2,159,143	—	—	2,159,143
Large cap	2,511,546	—	—	2,511,546
International	1,598,727	—	—	1,598,727
Other	1,456,059	—	—	1,456,059

Total mutual funds	24,591,545	—	—	24,591,545
Guaranteed investment fund	—	—	2,402,143	2,402,143
SandRidge common stock	19,795,315	—	—	19,795,315
Self-directed brokerage accounts	654,077	—	—	654,077

Total investments at fair value	$45,040,937	$—	$2,402,143	$47,443,080

During the years ended December 31, 2011 and 2010, there were no transfers between Level 1, Level 2 or Level 3 fair value measurements.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment for the year ended December 31, 2011:

Balance of Level 3, December 31, 2010	$2,402,143
Dividend income	97,673
Unrealized losses relating to investments still held at the reporting date	(29,097)
Purchases	3,000,994
Withdrawals	(2,401,424)

Balance of Level 3, December 31, 2011	$3,070,289

As the guaranteed investment fund is reported at contract value in the statement of changes in net assets available for benefits, gains and losses (realized and unrealized) included in the table above are not reflected in net appreciation in fair value of investments on the accompanying statement of changes in net assets available for benefits. See Note 2 for further discussion of the basis of accounting for the guaranteed investment fund.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

5. Guaranteed Investment Fund — Fully Benefit-Responsive Investment Contract

From January 1, 2010 through November 30, 2010, the Morley Financial Services, Inc. Stable Value Fund was the Plan’s guaranteed investment fund option. In December 2010, the Putnam Investments Stable Value Fund replaced the Plan’s previous guaranteed investment fund option. The fund may invest in short-term money market instruments and in fully benefit-responsive synthetic GICs with various insurance companies, banks and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal amount of the GIC and an amount of interest that is guaranteed to the Plan.

Because these contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for benefits attributable to the common collective trust. See Note 2. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for the credit risk of the GIC issuer or otherwise. The interest rate for a GIC is based on a formula agreed upon by the Plan and the issuer of the GIC. In no event shall the interest rate be less than zero percent. The key factors that influence future crediting rates include the following: (i) the level of market interest rates, (ii) the amount and timing of participant contributions, transfers, and withdrawals, (iii) the investment returns generated, and (iv) the duration of the underlying investments. As of December 31, 2011, the contract value of the guaranteed investment fund was $2,969,332 compared to a fair value of $3,070,289. As of December 31, 2010, the contract value of the guaranteed investment fund was $2,272,089 compared to a fair value of $2,402,143.

The occurrence of certain events can limit the Plan’s ability to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan Agreement (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that any event will occur that would limit the Plan’s ability to transact at contract value with participants.

The following table presents the average yield earned by the Plan’s fully benefit-responsive investment contracts before and after adjustments to reflect the actual interest rate credited to participants during the plan years ended December 31, 2011 and 2010.

December 31, 2011
Putnam Investments Stable Value Fund*
Average yields
Based on actual earnings	3.76%
Based on interest rate credited to participants	3.63%

*	The Putnam Investments Stable Value Fund is a dollar par fund, with only dividends credited to participants. As no dividends were received in 2010, average yields for this GIC are not reflected for 2010.

December 31, 2010
Morley Financial Services, Inc. Stable Value Fund
Average yields
Based on actual earnings**	1.94%
Based on interest rate credited to participants***	1.93%

**	Average yield for January 1, 2010 through November 30, 2010 for amounts held by the Plan
***	Average yield credited to participants in the Plan for January 1, 2010 through November 30, 2010

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

6. Nonparticipant-Directed Investments

Net assets available for benefits as of December 31, 2011 and 2010 included nonparticipant-directed investments in Company common stock of $4,665,651 and $7,973,771, respectively. The change in net assets related to nonparticipant-directed investments during the 2011 plan year is as follows:

Contributions	$4,394,459
Net appreciation in fair value	1,917,906
Benefits paid to participants	(330,116)
Forfeitures	(2,366,010)
Transfer to participant-directed investments	(6,919,623)
Administrative expenses	(4,736)

Net decrease	$(3,308,120)

7. Concentration of Market Risk

The Plan has invested a significant portion of its assets in Company common stock. Investments in Company common stock included participant and nonparticipant-directed investments for the plan years ended December 31, 2011 and 2010 and constituted approximately 43% and 40% of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, respectively. As a result of this concentration, any significant fluctuation in the market value of Company common stock could impact the net assets of the Plan as well as individual participant account balances.

8. Plan Tax Status

The Plan obtained a determination letter from the Internal Revenue Service (“IRS”) on September 2, 2010 and is qualified under Section 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan, as amended and restated, and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2008.

9. Party-in-Interest Transactions

Parties-in-interest (as defined under Department of Labor regulations) to the Plan include any fiduciary of the Plan, any party rendering service to the Plan, the Company as an employer which has employees covered by the Plan and certain others. During the plan year ended December 31, 2011, the Plan entered into the following transactions with parties-in-interest that are exempt from the Department of Labor regulations that would otherwise prohibit transactions between the Plan and parties-in-interest.

•

Certain Plan investments were held by Fidelity Investments (“Fidelity”), the Plan’s Custodian. Transactions between the Plan and Fidelity qualify as party-in-interest transactions due to Fidelity’s relationship with the Plan. Total assets invested in the funds managed by Fidelity were $450,541 and $408,197 at December 31, 2011 and 2010.

•	The Plan incurred $242,222 in administrative fees in 2011 to Newport which qualify as party-in-interest transactions.

•	The Plan held investments in Company common stock totaling $27,909,697 and $19,795,315 at December 31, 2011 and 2010, respectively.

•	Other assets held by the Plan include notes receivable from participants totaling $2,207,341 and $1,319,554 at December 31, 2011 and 2010, respectively.

SANDRIDGE ENERGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

10. Excess Contributions

Benefit payments of $5,816,102 for the plan year ended December 31, 2011 include distributions of $712,252 paid in 2011 to certain participants to refund excess deferral contributions to satisfy the relevant nondiscrimination provisions of the Plan for the plan year ended December 31, 2010. Distributions of excess deferral contributions and associated earnings related to the plan year ended December 31, 2011 are expected to be paid by June 30, 2012.

11. Subsequent Events

On April 17, 2012, the Company acquired Dynamic Offshore Resources, LLC (“Dynamic”). Effective April 18, 2012, the Plan was amended to include Dynamic as an affiliated employer, which allows for employees of Dynamic to participate in the Plan.

12. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$64,220,795	$49,927,795
Adjustment from contract value to fair value for fully benefit-responsive contracts	100,957	130,054

Net assets available for benefits per Form 5500	$64,321,752	$50,057,849

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2011:

Increase in net assets available for benefits per the financial statements	$14,293,000
Net adjustment from contract value to fair value for fully benefit-responsive contracts	(29,097)

Increase in net assets available for benefits per Form 5500	$14,263,903

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2005 FUND	#	$72,375
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2010 FUND	#	1,659,829
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2015 FUND	#	923,774
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2020 FUND	#	3,499,278
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2025 FUND	#	1,122,456
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2030 FUND	#	3,685,884
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2035 FUND	#	987,183
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2040 FUND	#	3,749,684
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2045 FUND	#	1,240,640
	Vanguard Group, Inc.	Registered Investment Company VANGUARD TARGET RETIREMENT 2050 FUND	#	1,750,454
	Putnam Investments	Common/Collective Trust PUTNAM STABLE VALUE FUND	#	3,070,289
	TCW Investment Management Co.	Registered Investment Company TCW CORE FIXED INCOME FUND	#	697,148
	Franklin Templeton Investments	Registered Investment Company FRANKLIN STRATEGIC INCOME FUND	#	735,597
	American Funds	Registered Investment Company AMERICAN MUTUAL FUND	#	300,877
	Parnassus Investments	Registered Investment Company EQUITY INCOME FUND	#	1,031,266
*	Fidelity Management & Research Co.	Registered Investment Company SPARTAN TOTAL MARKET INDEX FUND	#	450,419

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Franklin Templeton Investments	Registered Investment Company GROWTH FUND	#	1,053,424
	American Century Investment Mgmt, Inc.	Registered Investment Company MID CAP VALUE FUND	#	463,164
	Columbia Funds	Registered Investment Company COLUMBIA MID CAP INDEX FUND	#	362,658
	Principal Management Corporation	Registered Investment Company MIDCAP BLEND FUND	#	290,803
	Ivy Investment Management Company	Registered Investment Company IVY MID CAP GROWTH FUND	#	365,497
	Columbia Funds	Registered Investment Company COLUMBIA MULTI-ADVISOR SMALL CAP VALUE FUND	#	254,425
	Ridgeworth Funds	Registered Investment Company SMALL CAP VALUE EQUITY FUND	#	179,398
	Vanguard Group, Inc.	Registered Investment Company SMALL-CAP INDEX FUND	#	309,679
	Janus Capital Management, LLC.	Registered Investment Company JANUS TRITON FUND	#	388,665
	American Funds	Registered Investment Company NEW PERSPECTIVE FUND	#	638,602
	American Funds	Registered Investment Company EUROPACIFIC GROWTH FUND	#	736,905
	American Funds	Registered Investment Company SMALLCAP WORLD FUND	#	57,645
	OppenheimerFunds, Inc.	Registered Investment Company OPPENHEIMER DEVELOPING MARKETS FUND	#	233,769
	Nuveen Fund Advisors, Inc.	Registered Investment Company NUVEEN REAL ESTATE SECURITIES FUND	#	279,305
	Prudential Investments	Registered Investment Company PRUDENTIAL JENNISON NATURAL RESOURCES FUND	#	993,328
	Vanguard Group, Inc.	Registered Investment Company VANGUARD ENERGY FUND	#	256,704
	Franklin Templeton Investments	Registered Investment Company FRANKLIN GOLD & PRECIOUS METALS FUND	#	249,982
*	Fidelity Management & Research Company	Registered Investment Company RETIREMENT MONEY MARKET PORTFOLIO	#	122
	Self-Directed Brokerage Accounts	SELF-DIRECTED BROKERAGE ACCOUNTS	#	743,479

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
*	SandRidge Energy, Inc.	Employer Security SANDRIDGE ENERGY, INC. COMMON STOCK	$30,045,780	27,909,697

	Total investments			60,744,404

*	Participant Loans	Range of Interest Rates Rates Range from 3.25% to 8.25%	-0-	2,207,341

	Total			$62,951,745

*	Denotes party-in-interest
#	Participant-directed investment; cost information is not required.

SANDRIDGE ENERGY, INC. 401(K) PLAN

EIN 20-8084793 PN 001

SCHEDULE H, LINE 4J — SCHEDULE OF REPORTABLE TRANSACTIONS *

YEAR ENDED DECEMBER 31, 2011

	(A)	(B)
	Total	Total	(C)	(D)
	Number of	Number of	Total Value of	Total Value of	(E)
Description of asset	Purchases	Sales	Purchases	Sales	Net Gain/(Loss)
Employer Security SandRidge Energy, Inc. common stock	28	—	$4,394,459	$—	$—

* Schedule is prepared using the alternative way of reporting (iii) series transactions under Department of Labor Regulation 2520.103-6 (d)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SANDRIDGE ENERGY, INC. 401(k) PLAN

Date: June 22, 2012	By:	/s/ MARY L. WHITSON
Mary L. Whitson
Senior Vice President, Corporate and Human Resources, on Behalf of SandRidge Energy, Inc. as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP